Filed by Hanmi Financial Corporation pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BBCN Bancorp, Inc.

Commission File No.: 000-50245

Hanmi Financial Issues Statement Regarding BBCN's Announced Transaction With Wilshire Bancorp

LOS ANGELES, Dec. 7, 2015 (GLOBE NEWSWIRE) -- Hanmi Financial Corporation (NASDAQ:HAFC) ("Hanmi"), the holding company for Hanmi Bank, today issued the following statement regarding the announced definitive agreement between BBCN Bancorp, Inc. (NASDAQ:BBCN) ("BBCN") and Wilshire Bancorp, Inc. (NASDAQ:WIBC) ("Wilshire").

"We find it surprising that BBCN would have signed a definitive agreement with Wilshire at an implied purchase price that represents an approximately 5% discount to BBCN stockholders given that, on November 23, a mere two weeks before this announcement, our Board made a superior, premium proposal to combine with BBCN in an all-stock transaction at an implied purchase price of $19.98 per BBCN share," said Joseph K. Rho, Chairman of the Board of Hanmi. "What is even more disappointing is that BBCN and its advisors did not engage us in any discussions before entering into an inferior agreement with Wilshire."

Hanmi believes that BBCN's failure to engage in discussions with an interested strategic buyer, one that is capable both of achieving significant synergies as a result of a combination and higher growth than a combination between BBCN and Wilshire, is inconsistent with the fiduciary duties of the BBCN Board of Directors. Hanmi will continue to evaluate the proposed BBCN and Wilshire transaction as details become available and, in light of that, its own proposal to combine with BBCN. The Board of Directors of Hanmi strongly believes that its proposal is superior, both financially and strategically.

J.P. Morgan Securities LLC is serving as financial advisor and Sullivan & Cromwell LLP is serving as legal advisor to Hanmi.

About Hanmi Financial Corporation

Headquartered in Los Angeles, California, Hanmi Financial Corporation owns Hanmi Bank, which serves multi-ethnic communities through its network of 42 full-service branches and 6 loan production offices in California, Texas, Illinois, Virginia, New Jersey, New York, Colorado, Washington and Georgia. Hanmi Bank specializes in real estate, commercial, SBA and trade finance lending to small and middle market businesses.

Forward Looking Statements

This communication contains forward-looking statements, which are included in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Hanmi's offer to combine with BBCN Bancorp, its expected future performance, and the combined company's future financial condition, operating results, strategy and plans. All statements in this communication other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statements. These factors include the following: the ability to reach a negotiated agreement with BBCN Bancorp; the ability to complete any proposed transaction, including obtaining regulatory approvals and approval by the stockholders of Hanmi and BBCN Bancorp, in each case on expected timeframes or at all; the ability to successfully integrate the two companies; the ability to achieve expected cost savings and other synergies; failure to maintain adequate levels of capital and liquidity to support operations; the effect of potential future supervisory action against us or Hanmi Bank; general economic and business conditions internationally, nationally and in those areas in which we operate, including, but not limited to, California, Illinois and Texas; volatility and deterioration in the credit and equity markets; changes in consumer spending, borrowing and savings habits; availability of capital from private and government sources; demographic changes; competition for loans and deposits and failure to attract or retain loans and deposits; fluctuations in interest rates and a decline in the level of our interest rate spread; risks of natural disasters related to our real estate portfolio; risks associated with Small Business Administration loans; failure to attract or retain key employees; changes in governmental regulation; enforcement actions against us and litigation we may become a party to; ability of Hanmi Bank to make distributions to Hanmi, which is restricted by certain factors, including Hanmi Bank's retained earnings, net income, prior distributions made, and certain other financial tests; ability to successfully and efficiently integrate the operations of banks and other institutions we acquire; adequacy of our allowance for loan losses; credit quality and the effect of credit quality on our provision for loan losses and allowance for loan losses; changes in the financial performance and/or condition of our borrowers and the ability of our borrowers to perform under the terms of their loans and other terms of credit agreements; our ability to control expenses; and changes in securities markets. In addition, Hanmi sets forth certain risks in our reports filed with the U.S. Securities and Exchange Commission (the "SEC"), including, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, which could cause actual results to differ from those projected. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date, on which such statements were made, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.

This communication relates to a proposal which Hanmi has made for a business combination transaction with BBCN Bancorp. In furtherance of this proposal and subject to future developments, Hanmi (and, if a negotiated transaction is agreed, BBCN Bancorp) may file one or more documents with the SEC, including a registration statement, a proxy statement, a tender offer statement and/or others. Investors and security holders are urged to carefully read any entire registration statement, proxy statement, tender offer statement or other documents, if and when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Any definitive proxy statement (if and when available) will be sent to the stockholders of each company seeking any required stockholder approvals. Investors and security holders will be able to obtain these documents free of charge from the SEC's website or from Hanmi by writing to Hanmi, 3660 Wilshire Boulevard, Penthouse A, Los Angeles, California 90010, Attention: Investor Relations.

In connection with Hanmi's offer to combine with BBCN Bancorp, Hanmi and/or BBCN Bancorp and their respective directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Hanmi and BBCN Bancorp stockholders in respect of the proposed transaction. Information about the directors and executive officers of Hanmi and their ownership of Hanmi common stock is set forth in the proxy statement for Hanmi's 2015 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of BBCN Bancorp and their ownership of BBCN Bancorp common stock is set forth in the proxy statement for BBCN Bancorp's 2015 annual meeting of stockholders, as previously filed with the SEC. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement, proxy statement, tender offer statement or other filings with the SEC when and if they become available.

CONTACT: Investors

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         Media

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